February 28, 2005

Mr. Mike Henderson
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Mail Stop 0511

Re: Autostrada Motors, Inc., a Utah corporation (the "Company")
    Commission File No. 0-51075


Dear Mr. Henderson:

      I am writing this letter in response to your telephone call placed on January 10, 2005, with respect to the Company's Amended Registration Statement on Form 10-SB/A1. The numbers in this letter correspond to the paragraph numbers of the original comment letter dated January 10, 2005.

      14. The Company has revised this statement to indicate that it had inventory of $149,633 for the period ended September 30, 2004, accounts receivable of $6,610 for the period ended September 30, 2004, and revenues of $199,997 and $696,662 for the periods ended December 31, 2003 and September 30, 2004. These changes are reflected on page 10 under the heading "Liquidity."

      15. The Company has omitted any reference to "cash revenues," and instead has only referenced "revenues." This change is also reflected on page 10 under the heading "Liquidity."

      The Company has modified the statement under the heading "Risk Factors" on page 4 to indicate that we have had less than two years of operating history, not the one year that was originally stated.

      The Company has also amended the "Summary Compensation Table" to indicate that both Stephen R. Fry and Douglas W. Fry have been paid $2,325 in salary for the period ended September 30, 2004. This change is reflected in the "Summary Compensation Table" on page 14.

      Under the heading "Market Information" on page 16, the Company has corrected the statement regarding the satisfaction of the one year holding period of Rule 144 to indicate that present members of management will have satisfied the one year holding period of Rule 144 in April of 2005.

      The Company had to make one additional change to correct a calculation error. The actual percentage of ownership has not changed. These changes reflect that the percentage of Travis T. Jenson's ownership is not 0.9%, but 9.3%. This also changes the overall percentage controlled by the Board of Directors from 66% to 75.9%. This change is reflected on the table on page 12 under the heading "Security Ownership of Certain Beneficial Owners and Management."

      There were several other changes that were made, but these were all non-material and minor typographical errors.

      Please contact me with any additional comments you may have.

                                      Sincerely yours,

                                      /s/ Bradley C. Burningham

                                      Bradley C. Burningham

cc:  Autostrada Motors, Inc.